                                                                   Exhibit 1


                         INDEPENDENT AUDITORS' REPORT

To the Partners of
Red Lion Inns Limited Partnership and its Subsidiary Limited Partnership:

We have audited the accompanying consolidated balance sheet of Red Lion Inns Limited Partnership (a Delaware limited partnership) and its subsidiary limited partnership (the "Partnership") as of December 31, 1996 and the related consolidated statements of income, partners' capital and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Red Lion Inns Limited Partnership (a Delaware limited partnership) and its subsidiary limited partnership as of December 31, 1996 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



/s/ KPMG Peat Marwick LLP
- -------------------------
Orange County, California
February 26, 1997

                         INDEPENDENT AUDITORS' REPORT

To the Partners of
Red Lion Inns Limited Partnership and its Subsidiary Limited Partnership:

We have audited the accompanying consolidated balance sheet of Red Lion Inns Limited Partnership (a Delaware limited partnership) and its subsidiary limited partnership (the "Partnership") as of December 31, 1995, and the related consolidated statements of income, partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Red Lion Inns Limited Partnership and its subsidiary limited partnership as of December 31, 1995, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.



/s/Deloitte & Touche LLP
- ------------------------
Portland, Oregon
February 24, 1996
(March 14, 1996 as to Note 5)

                         INDEPENDENT AUDITORS' REPORT

To the Partners of
Red Lion Inns Limited Partnership and its Subsidiary Limited Partnership:

We have audited the accompanying consolidated statements of income, partners' capital and cash flows of Red Lion Inns Limited Partnership (a Delaware limited partnership) and its subsidiary limited partnership for the year ended December 31, 1994. These financial statements are the responsibility of the Partnerships' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements of Red Lion Inns Limited Partnership and its subsidiary limited partnership referred to above present fairly, in all material respects, the results of their operations and their cash flows for the year ended December 31, 1994 in conformity with generally accepted accounting principles.



/s/Arthur Andersen LLP
- ----------------------
Portland, Oregon
February 7, 1995

     RED LION INNS LIMITED PARTNERSHIP AND SUBSIDIARY LIMITED PARTNERSHIP
                          CONSOLIDATED BALANCE SHEETS
                      (in thousands, except unit amounts)

                                                    DECEMBER 31,
                                            -------------------------
                                              1996             1995
                                              ----             -----
ASSETS
- ------
Cash                                         $    763       $    229

Property and Equipment:
  Land                                         17,705         17,705
  Buildings and improvements                  167,502        164,605
  Furnishings and equipment                    60,694         55,596
  Construction in progress                        184          2,229
                                             --------       --------
                                              246,085        240,135
  Less -- accumulated depreciation            (81,356)       (74,306)
                                             --------       --------
                                              164,729        165,829

Other Assets                                      984            209
                                             --------       --------

                                             $166,476       $166,267
                                             ========       ========

LIABILITIES AND PARTNERS' CAPITAL
-----------------------------------

Current Liabilities:
  Accounts payable and accrued expenses      $     14       $     19
  Current portion payable to affiliate         20,964         24,231
  Accrued distributions to partners             2,329          2,329
  Interest payable                                 41            334
  Property taxes payable                          358            284
  Current portion long-term debt                2,375          1,897
                                             --------       --------
      Total current liabilities                26,081         29,094

Long-Term Payable to Affiliate,
   net of current portion                       4,345          4,573

Long-Term Debt, net of current portion        121,043        112,693

Deferred Income Taxes                           2,050          1,673
                                             --------       --------
      Total liabilities                       153,519        148,033
                                             --------       --------

Commitments and Contingencies (Note 9)

Partners' Capital:
  Limited Partners, 4,940,000 units issued     25,750         30,887
    Less -- 806,500 treasury units, at cost   (11,202)       (11,202)
                                             --------       --------

  Limited Partners, net                        14,548         19,685
  General Partner                              (1,591)        (1,451)
                                             --------       --------
       Total partners' capital                 12,957         18,234
                                             --------       --------

                                             $166,476       $166,267
                                             ========       ========

                See Notes to Consolidated Financial Statements.

     RED LION INNS LIMITED PARTNERSHIP AND SUBSIDIARY LIMITED PARTNERSHIP
                       CONSOLIDATED STATEMENTS OF INCOME
                      (in thousands, except unit amounts)

                                           YEAR ENDED DECEMBER 31,
                                     ------------------------------------
                                        1996         1995         1994
                                        ----         ----         ----
Revenues                             $   40,903   $   39,142   $   35,620

Operating Costs and Expenses:
  Property taxes                          3,096        2,770        2,573
  Base management fee                     3,325        3,175        3,018
  Incentive management fee                5,794        5,395        4,438
  Depreciation and amortization          10,046        9,955       10,611
  Other                                   2,182        1,748        1,491
                                     ----------   ----------   ----------

Operating Income                         16,460       16,099       13,489

Interest Expense                         12,046       11,310       10,510
                                     ----------   ----------   ----------

Income Before Income Taxes                4,414        4,789        2,979

Income Tax Expense                          377          272           50
                                     ----------   ----------   ----------
Net Income                           $    4,037   $    4,517   $    2,929
                                     ==========   ==========   ==========

Allocation of Net Income:
  General Partner                    $       80   $       90   $       58
                                     ==========   ==========   ==========

  Limited Partners                   $    3,957   $    4,427   $    2,871
                                     ==========   ==========   ==========

Net Income Per Limited Partner
  Unit                               $     0.96   $     1.07   $     0.69
                                     ==========   ==========   ==========

Average Limited Partner Units
  Outstanding                         4,133,500    4,133,500    4,133,500
                                     ==========   ==========   ==========

                See Notes to Consolidated Financial Statements.

     RED LION  INNS LIMITED PARTNERSHIP AND SUBSIDIARY LIMITED PARTNERSHIP
                 CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
                      (in thousands, except unit amounts)

                                                     LIMITED PARTNERS
                                   ------------------------------------------------
                                        ISSUED UNITS               TREASURY UNITS
                                   -----------------------      -------------------    GENERAL
                                     UNITS         AMOUNT         UNITS     AMOUNT     PARTNER      TOTAL
                                   ---------     ---------      --------   --------    --------     ------
Balance at December 31, 1993       4,940,000      $41,777       (806,500)  $(11,202)   $(1,159)     $29,416

Distributions to partners                 --       (9,094)            --         --       (220)      (9,314)

Net income                                --        2,871             --         --         58        2,929
                                   ---------      -------       --------   --------    -------      -------
Balance at December 31, 1994       4,940,000       35,554       (806,500)   (11,202)    (1,321)      23,031

Distributions to partners                 --       (9,094)            --         --       (220)      (9,314)

Net income                                --        4,427             --         --         90        4,517
                                   ---------      -------       --------   --------    -------      -------

Balance at December 31, 1995       4,940,000       30,887       (806,500)   (11,202)    (1,451)      18,234

Distributions to partners                 --       (9,094)            --         --       (220)      (9,314)

Net income                                --        3,957             --         --         80        4,037
                                   ---------      -------       --------   --------    -------      -------
Balance at December 31, 1996       4,940,000      $25,750       (806,500)  $(11,202)   $(1,591)     $12,957
                                   =========      =======       ========   ========    =======      =======

                See Notes to Consolidated Financial Statements.

     RED LION INNS LIMITED PARTNERSHIP AND SUBSIDIARY LIMITED PARTNERSHIP
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (in thousands)

                                                                            YEAR ENDED DECEMBER 31,
                                                                     --------------------------------------
                                                                        1996          1995          1994
                                                                     ----------   ------------   ----------
Cash Flows from Operating Activities:
 Net income                                                          $   4,037       $  4,517      $ 2,929
 Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization                                       10,046          9,955       10,611
    Amortization of deferred loan costs                                    536            658          114
    Deferred income taxes                                                  377            272           50
    Decrease in payables and accrued expenses                             (224)          (411)          (6)
                                                                     ---------       --------      -------

    Net cash provided by operating activities                           14,772         14,991       13,698
                                                                     ---------       --------      -------
Cash Flows from Investing Activities:
  Purchases of property and equipment, net                              (8,946)       (10,307)      (8,100)
  Cash reserved for capital improvements                                (3,325)        (3,175)      (3,018)
  Cash withdrawn from reserve for capital improvements                   3,325          3,175        3,018
                                                                     ---------       --------      -------

     Net cash used in investing activities                              (8,946)       (10,307)      (8,100)
                                                                     ---------       --------      -------
Cash Flows from Financing Activities:
  Distribution of cash to partners                                      (9,314)        (9,314)      (9,314)
  Advances from (payments to) affiliate, net                            (3,495)         6,614        3,967
  Proceeds from term loan                                              120,000             --           --
  Payments on term loan                                                 (1,500)            --           --
  Payments on mortgage note                                           (100,969)        (1,500)      (1,372)
  Net (repayments) borrowings under revolving credit facility           (8,802)           566          908
  Additions to deferred loan costs                                      (1,311)          (835)          --
  Net increase in other long-term obligations                               99             14           --
                                                                     ---------       --------      -------

     Net cash used in financing activities                              (5,292)        (4,455)      (5,811)
                                                                     ---------       --------      -------

Increase (Decrease) in Cash                                                534            229         (213)
Cash at Beginning of Year                                                  229             --          213
                                                                     ---------       --------      -------

Cash at End of Year                                                  $     763       $    229          --
                                                                     =========       ========      =======
Supplemental Disclosure of Cash Flow Information:
    Cash paid for interest                                           $  11,803       $ 11,118      $10,389
                                                                     =========       ========      =======


                See Notes to Consolidated Financial Statements.

     RED LION INNS LIMITED PARTNERSHIP AND SUBSIDIARY LIMITED PARTNERSHIP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Red Lion Inns Limited Partnership, a Delaware limited partnership and its subsidiary limited partnership, Red Lion Inns Operating L.P., a Delaware limited partnership (the "Partnership" and the "Operating Partnership", respectively; collectively, the "Partnership"). The Partnership was organized for the purpose of acquiring and owning, through the Operating Partnership, ten Red Lion hotels (the "Hotels" or individually, a "Hotel"). On April 14, 1987 (the date of the Partnership's inception), the Operating Partnership acquired the Hotels from Red Lion, a California Limited Partnership ("Historical Red Lion"), which continued to manage the Hotels under a long-term management agreement (the "Management Agreement"). All significant intercompany transactions and accounts have been eliminated.

Red Lion Hotels, Inc. ("Red Lion") was incorporated in Delaware in March 1994 and commenced operations in March 1995. On August 1, 1995, Historical Red Lion contributed substantially all of its assets (excluding 17 hotels and certain related obligations, certain minority joint venture interests and certain current assets) and certain liabilities to Red Lion. In connection with this transaction, Historical Red Lion assigned the Management Agreement to Red Lion. The Management Agreement expires in 2012 and can be extended for an additional ten five-year periods. The general partner of the Partnership is Red Lion Properties, Inc. (the "General Partner"), a wholly owned subsidiary of Red Lion.

On November 8, 1996, Red Lion became a wholly owned subsidiary of Doubletree Corporation ("Doubletree") pursuant to a merger transaction in which all outstanding shares of Red Lion common stock were converted into cash and shares of Doubletree common stock. Red Lion, as a wholly owned subsidiary of Doubletree, continues to operate and manage the Hotels under the Management Agreement. Doubletree files reports and other information with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934.

The preparation of financial statements in accordance with generally accepted accounting principles requires the General Partner to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. While the General Partner endeavors to make accurate estimates, actual results could differ from estimates.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Operating Revenues and Expenses and Current Assets and Current Liabilities

Revenues reported in the accompanying statements of income represent the gross operating profit of the Hotels. Operating revenues and expenses and the current assets and current liabilities of the Hotels are excluded from the accompanying consolidated financial statements of the Partnership because Red Lion, and not the Partnership, has operating responsibility for the Hotels.

Property and Equipment

The Partnership recorded the April 14, 1987 acquisition of property and equipment on the basis of an allocation of the purchase price to the assets acquired. Subsequent additions and improvements have been capitalized at their cost.

Normal repairs and maintenance are charged to Hotel operating costs and expenses as incurred. Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the respective accounts and the resulting gain or loss, if any, is included in income.

Base stock (linens, china, silverware and glassware) for the Hotels has been depreciated to 50 percent of its initial cost on a straight-line basis over a three-year period and subsequent replacements are expensed when purchased in accordance with industry practice. The carrying value of base stock is included in furnishings and equipment in the accompanying consolidated balance sheets.

Depreciation is computed on a straight-line basis using the following estimated useful lives:

     Buildings and improvements............................. 5 to 35 years
     Furnishings and equipment.............................. 3 to 15 years

The Partnership adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Partnership's financial position, results of operations or liquidity.

Deferred Loan Costs

Deferred loan costs, included in other assets, consist of financing fees paid in connection with obtaining the Partnership's credit facility and are amortized over the three-year term of the credit facility.

Income Taxes

No current provision for federal or state income taxes has been provided by the Partnership in the accompanying consolidated financial statements. The Partnership is not currently a taxable entity and any income taxes are the responsibility of the partners. Beginning January 1, 1998, federal tax law mandates that the Partnership become subject to corporate taxes on its income. Therefore, deferred income taxes have been provided for the projected differences between the financial accounting and tax bases of property and equipment at January 1, 1998 (see Note 3).

Cash Distributions

The Partnership declares each quarterly distribution in the month following the end of the quarter to which it applies. Fourth quarter distributions are accrued in the accompanying consolidated balance sheets for both of the years presented.

2.   ORGANIZATION

The Partnership was formed on January 16, 1987, under the Delaware Revised Uniform Limited Partnership Act and will continue until December 31, 2062, unless sooner terminated under the provisions of the Partnership's Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement"). The Partnership was formed to acquire, own and operate the Hotels through its interest in the Operating Partnership.

Red Lion Properties, Inc., the General Partner of the Partnership, is a wholly-owned subsidiary of Red Lion. On April 14, 1987, the Partnership completed an initial public offering of units representing limited partnership interests ("Unit" or "Units") totaling $98.8 million. These proceeds, accompanied by a $105.9 million mortgage loan, were used to acquire, through the Operating Partnership, the Hotels from Historical Red Lion for approximately $195 million. After completion of this acquisition, the Partnership's limited partners have an effective 98.01% ownership interest in the Hotels with the General Partner retaining the remaining 1.99% ownership interest.

On November 8, 1996, Red Lion became a wholly owned subsidiary of Doubletree pursuant to a merger transaction in which a wholly owned subsidiary of Doubletree was merged with and into Red Lion and all outstanding shares of Red Lion stock were converted into cash and shares of Doubletree stock.

The allocation of the Partnership's profits and losses is based on the relative ownership interests in accordance with the terms of the Partnership Agreement. Cash flow available for distribution, as defined in the Partnership Agreement, will generally be distributed to the partners in proportion to their respective ownership interests. Such distributions occur until certain preferential distributions are achieved and then cash flow is allocated to both the general and limited partners depending on factors related to the source of the net cash flow and cash distributions as specified in the Partnership Agreement (see Note
6).

3.   INCOME TAXES

DURING 1987, CONGRESS PASSED THE OMNIBUS BUDGET RECONCILIATION ACT WHICH MANDATES THAT THE PARTNERSHIP BECOME SUBJECT TO CORPORATE TAXES ON ITS INCOME BEGINNING JANUARY 1, 1998. THE PARTNERSHIP IS NOT CURRENTLY A TAXABLE ENTITY. THE PAYMENT OF INCOME TAXES BY THE PARTNERSHIP WILL NOT REDUCE CASH AVAILABLE FOR PAYMENT OF ANY FEES, INCLUDING THE INCENTIVE MANAGEMENT FEE, DUE TO RED LION UNDER THE MANAGEMENT AGREEMENT (SEE NOTE 8). THE PAYMENT OF INCOME TAXES BY THE PARTNERSHIP WILL DIRECTLY REDUCE CASH AVAILABLE FOR PARTNER DISTRIBUTION. DISTRIBUTIONS TO PARTNERS AFTER DECEMBER 31, 1997 WILL BE CONSIDERED TAXABLE DIVIDENDS. THE GENERAL PARTNER IS CURRENTLY ASSESSING ALTERNATIVES RELATING TO THIS CHANGE IN TAX STATUS, BUT NO ASSURANCE CAN BE PROVIDED THAT ANY ACTION WILL BE TAKEN TO LESSEN THE IMPACT OF SUCH TAXES.

In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," deferred income taxes have been provided for the book and tax depreciation differences on property and equipment which are expected to reverse subsequent to 1997 as follows (in thousands):

                                       YEAR ENDED DECEMBER 31,
                                       -----------------------
                                        1996     1995    1994
                                       ------   ------   -----

                Deferred Federal        $ 320    $ 231   $  45
                Deferred State             57       41       5
                                        -----    -----   -----

                      Tax expense       $ 377    $ 272   $  50
                                        =====    =====   =====

The effective tax rate of 40% utilized in the calculation of the deferred tax provision differs from the federal statutory rate of 34% primarily due to the impact of state taxes, net of federal benefit.

4.   CAPITAL IMPROVEMENTS

A cash reserve for capital improvements has been established in accordance with the provisions of the Management Agreement. Funding of 3% of gross revenues is to be used for renovations, refurbishments and other capital expenditures. During the years ended December 31, 1996, 1995 and 1994, $3.3 million, $3.2 million and $3 million, respectively, were accumulated in this reserve and then withdrawn to fund capital improvements. Capital improvements which include the above amounts totaled $8.9 million, $10.3 million and $8.1 million for the years ended December 31, 1996, 1995 and 1994, respectively. Those capital improvements in excess of the 3% reserve were funded primarily by Red Lion (see
Note 8).

5.   LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

                                                                                DECEMBER 31,
                                                                          ------------------------
                                                                             1996           1995
                                                                          ---------       --------
Term loan, payable in varying installments through March 31, 1999          $118,500       $     --
Revolving credit facility, due March 31, 1999                                 4,500             --
Mortgage note, repaid in April 1996                                              --        100,969
Revolving credit facility, repaid in April 1996                                  --         13,302
Other long-term obligations                                                     418            319
                                                                           --------       --------

Total long-term debt                                                        123,418        114,590
Less current portion                                                         (2,375)        (1,897)
                                                                           --------       --------

                                                                           $121,043       $112,693
                                                                           ========       ========

During 1996, the Partnership entered into a three-year $125 million credit facility. The credit facility includes a $120 million term loan and a $5 million revolving credit line. The proceeds of the term loan were used to repay all amounts owed under the prior mortgage note and revolving credit facility, a portion of the payable to affiliate related to deferred incentive management fees (see Note 8) and loan fees. Borrowings under the facility bear interest at the London Interbank Offering Rate ("LIBOR") plus 2.25% (8.8% at December 31,
1996) and are secured by all of the assets of the Hotels. At December 31, 1996, remaining principal payments due on the three-year term loan total $2.4 million and $3.2 million for 1997 and 1998, respectively, with a lump-sum payment of $112.9 million due at the end of the term (March 31, 1999).

Interest Rate Swap Agreements

The Partnership enters into interest rate swap agreements in order to reduce its exposure to interest rate fluctuations. The agreements have effectively converted floating rate debt, which is tied to LIBOR, to fixed rates. Accordingly, the net interest received or paid on the interest rate swap is recorded as an adjustment to interest expense.

At December 31, 1996, the Partnership had four interest rate swap agreements outstanding which have substantially converted $100 million of debt from floating LIBOR based rates to fixed rates ranging from 6.17% to 6.23%. The agreements expire from December 1998 to March 1999. Interest expense incurred by the Partnership relating to interest rate swap agreements for the year ended December 31, 1996, was approximately $470,000 and is included as an adjustment to interest expense.

6.   CASH DISTRIBUTIONS TO PARTNERS

The Partnership declared cash distributions of $9.3 million in the years ended December 31, 1996, 1995 and 1994. On a per Unit basis, cash distributions declared were $2.20 in the years ended December 31, 1996, 1995 and 1994.

In accordance with the Management Agreement, incentive management fees are only payable to the extent that cash flow available for distribution and incentive management fee ("Cash Flow"), on an annual basis, exceeds $2.20 per Unit (the "Priority Return"). Cash Flow is defined as pre-tax income (or loss) before noncash charges (primarily depreciation and amortization) and incentive management fees, but after the reserve for capital improvements and principal payments on certain debt. During the years ended December 31, 1996, 1995 and 1994, the Partnership's Cash Flow covered 100% of the Priority Return and also allowed payment of the current incentive management fee to Red Lion of approximately $5.8 million, $5.4 million and $4.4 million, respectively (see
Note 8).

Beginning January 1, 1998, federal tax law mandates that the Partnership become subject to corporate taxes on its income. The Partnership is not currently a taxable entity. The payment of income taxes by the Partnership will not reduce cash available for payment of any fees, including the incentive management fee, due to Red Lion under the Management Agreement. The payment of income taxes by the Partnership will directly reduce cash available for partner distribution. Distributions to partners after December 31, 1997 will be considered taxable dividends. Although the Partnership has historically distributed the Priority Return to limited partners, there is no assurance this will continue after December 31, 1997. In addition, the Priority Return can be used to repay certain indebtedness owed to Red Lion or to fund capital improvements, also reducing cash flow available for distribution to limited partners.

For the first 36 months of operations, which ended April 30, 1990, the General Partner agreed to make available to the Partnership a $4 million non-interest bearing revolving credit facility which was to be used in the event that Cash Flow was insufficient to distribute the Priority Return to limited partners. During the 36 month period, the General Partner funded approximately $3.7 million from the facility. This amount will be repaid out of either (i) cash flow after payment of the Priority Return and incentive management fees, or (ii) sale or refinancing proceeds prior to any distribution to limited partners.

Incentive management fees that are earned, but not paid, in any year because of the Cash Flow limitation, are deferred without interest up to a maximum of $6 million. In 1988, the Partnership reached the maximum deferred amount of $6 million of such fees in accordance with the Management Agreement. The deferred amount is to be paid out of either (i) 25% of Cash Flow in excess of the Priority Return and the current incentive management fee or (ii) sale or refinancing proceeds prior to any distribution to the limited partners. At December 31, 1996, the deferred incentive management fee outstanding amounted to approximately $700,000.

Following is a calculation of Cash Flow and related cash flow available for payment of incentive management fees (in thousands):

                                                  YEAR ENDED DECEMBER 31,
                                           ------------------------------------
                                             1996        1995          1994
                                           --------   -----------   -----------
Net income                                 $ 4,037       $ 4,517       $ 2,929
Add (deduct):
  Depreciation and amortization             10,046         9,955        10,611
  Incentive management fee                   5,794         5,395         4,438
  Amortization of other assets                 536           658           114
  Cash reserved for capital improvements    (3,325)       (3,175)       (3,018)
  Repayments on term loan                   (2,031)       (1,500)       (1,372)
  Income tax provision                         377           272            50
                                           -------       -------       -------

Cash flow available for distribution and
  incentive management fees                 15,434        16,122        13,752
Distributions to partners                   (9,314)       (9,314)       (9,314)
                                           -------       -------       -------

Cash flow available for payment
  of incentive management fees               6,120         6,808         4,438
Current incentive management fee            (5,794)       (5,395)       (4,438)
                                           -------       -------       -------
  Excess cash flow                         $   326       $ 1,413       $     0
                                           =======       =======       =======

Cash Flow per Unit                         $  3.65       $  3.81       $  3.25
                                           =======       =======       =======

7.   LEASES

Two of the Hotels hold leases on all or a portion of their land. The leases contain rental provisions which are based on increases in the Consumer Price Index. The terms of the leases expire through July 2067. The Partnership leases certain equipment under operating leases. Total land and equipment rent expense for the years ended December 31, 1996, 1995 and 1994 was approximately $277,000, $132,000 and $94,000, respectively.

Future minimum rental payments at December 31, 1996, substantially all of which relate to land leases are as follows (in thousands):

              1997                          $   277
              1998                              277
              1999                              277
              2000                              277
              2001                              277
              Thereafter                     17,446
                                            -------
                                            $18,831
                                            =======

8.   RELATED PARTY TRANSACTIONS

The General Partner is responsible for the management and administration of the Partnership. In accordance with the Partnership Agreement, the Partnership reimburses the General Partner for related administrative costs.

Under the Management Agreement, the Partnership pays base and incentive management fees to Red Lion. Base management fees payable are equal to 3% of the annual gross revenues of the Hotels. Incentive management fees payable are equal to the sum of 15% of annual adjusted gross operating profit up to $36 million (operating profit target) and 25% of annual adjusted gross operating profit in excess of the operating profit target. Adjusted gross operating profit is gross operating profit (the revenues reported in the accompanying consolidated financial statements) less base management fees.

Incentive management fees are only payable to the extent that Cash Flow, on an annual basis, as defined in the Management Agreement, exceeds the Priority Return. The incentive management fee that is earned but not paid on an annual basis, because of the Cash Flow limitation, is deferred without interest up to a maximum of $6 million.

The Hotels, in accordance with the Management Agreement, are also charged by Red Lion for their pro rata share of support services such as computer, advertising, public relations, promotional and sales and central reservation services.

All Partnership personnel are employees of Red Lion and its affiliates. All costs for services of such employees are reimbursed to Red Lion by the Operating Partnership. These costs include salaries, wages, payroll taxes and other employee benefits. Additionally, auxiliary enterprises owned by Red Lion or its affiliates sell operating supplies, furnishings and equipment to the Partnership.

The aggregate amounts, excluding personnel related expenses, charged by Red Lion to the Partnership under the arrangements described above are as follows (in thousands):

                                                 YEAR ENDED DECEMBER 31,
                                           -----------------------------------
                                             1996         1995         1994
                                           --------   ------------   ---------
Management fees                             $9,119     $ 8,570        $7,456
Support services                             6,957       4,141         3,778
Purchases from auxiliary enterprises         9,915      11,248         9,513
General Partner administrative expenses        545         473           434

Amounts payable to affiliate consists of the following (in thousands):

                                                              DECEMBER 31,
                                                           ------------------
                                                              1996        1995
                                                              ----        ----
Amounts payable to affiliate                                $ 28,499   $ 30,998
Current assets and current liabilities of Hotels              (3,190)    (2,194)
                                                            --------   --------
Amounts payable to affiliate, net of current assets
  and current liabilities                                     25,309     28,804
Less current payable to affiliate                            (20,964)   (24,231)
                                                           ---------   --------

Long-term payable to affiliate, net of current portion     $   4,345   $  4,573
                                                           =========   ========

Included in the amounts payable to affiliate are $24.1 million and $21.3 million at December 31, 1996 and 1995, respectively, representing amounts payable to Red Lion primarily for advances made by Red Lion for capital improvements which exceeded the 3% reserve established in accordance with the provisions of the Management Agreement. The amounts advanced for capital improvements of $20.1 million and $17.3 million at December 31, 1996 and 1995, respectively, incur interest at the rate of prime plus 0.5% (8.75% and 9.0% at December 31, 1996 and 1995, respectively). At December 31, 1996 and 1995, the non-interest bearing amounts of the advance totaled $4 million.

Long-term payables to affiliate are non-interest bearing amounts comprised of deferred incentive management fees and a General Partner credit facility (see
Note 6). Deferred incentive management fees payable were approximately $700,000 and $6 million at December 31, 1996 and 1995, respectively. Of such amount at December 31, 1996, approximately $620,000 is classified as a long-term payable and $80,000 is classified as a current payable to affiliate as such amount represents 25% of the Partnership's excess cash flow in 1996 and will be paid to Red Lion in 1997 as required by the Management Agreement. The amount drawn against the General Partner credit facility was $3.7 million at December 31, 1996 and 1995 and is classified as a long-term payable.

Amounts payable to affiliate are recorded net of an amount for the current assets and current liabilities of the Hotels of $3.2 million and $2.2 million at December 31, 1996 and 1995, respectively. The current assets and current liabilities of the Hotels consist of cash held in hotel accounts, accounts receivable, inventories, prepaid expenses, hotel accounts payable and certain taxes other than property, income and payroll taxes. Since Red Lion has operating responsibilities associated with the Hotels, these current asset and current liability items are excluded from the accompanying consolidated financial statements.

The following schedules reflect the operating revenues and expenses and current assets and current liabilities of the Hotels not reflected in the accompanying financial statements (in thousands):

              GROSS OPERATING REVENUES AND EXPENSES OF THE HOTELS

                                               YEAR ENDED DECEMBER 31,
                                           ------------------------------
                                             1996       1995       1994
                                           --------   --------   --------
Revenues:
  Rooms                                    $ 65,734   $ 61,496   $ 57,247
  Food and beverage                          33,464     33,983     33,791
  Other                                      11,629     10,350      9,565
                                           --------   --------   --------

    Total revenues                          110,827    105,829    100,603
                                           --------   --------   --------

Operating Costs and Expenses:
  Departmental direct expenses:
      Rooms                                  16,841     15,202     14,290
      Food and beverage                      26,592     26,599     26,742
      Other                                   4,208      3,824      3,680
  Administration and general                  9,092      8,904      8,391
  Sales, promotion and advertising            5,671      5,005      4,637
  Utilities                                   3,416      3,167      3,316
  Repairs and maintenance                     4,104      3,986      3,927
                                           --------   --------   --------

    Total operating costs and expenses       69,924     66,687     64,983
                                           --------   --------   --------

Gross operating profit of Hotels           $ 40,903   $ 39,142   $ 35,620
                                           ========   ========   ========

             CURRENT ASSETS AND CURRENT LIABILITIES OF THE HOTELS

                                                            DECEMBER 31,
                                                           ---------------
                                                            1996     1995
                                                           ------   ------
Current Assets:
  Cash                                                     $  255   $  277
  Accounts receivable                                       3,951    3,352
  Inventories                                               1,201    1,152
  Prepaid expenses                                          1,124    1,079
                                                           ------   ------
                                                            6,531    5,860
                                                           ------   ------

Current Liabilities:
  Accounts payable                                          2,506    2,868
  Taxes payable (other than property,
    income and payroll taxes)                                 835      798
                                                           ------   ------
                                                            3,341    3,666
                                                           ------   ------

Net Hotel current assets and current liabilities           $3,190   $2,194
                                                           ======   ======

9.   COMMITMENTS AND CONTINGENCIES

At December 31, 1996, the Partnership had commitments relating to capital improvement projects of approximately $610,000.

The Partnership is subject to litigation arising in the ordinary course of business. In the opinion of the General Partner, these actions will not have a material adverse effect, if any, on the financial position or results of operations or liquidity of the Partnership or its subsidiary.

10.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Partnership's financial instruments, and the methods and assumptions used to estimate such fair values are as follows (in thousands):

                                                             DECEMBER 31,
                                           ----------------------------------------------
                                                   1996                    1995
                                           ---------------------    --------------------
                                           Carrying    Estimated    Carrying   Estimated
                                            Amount    Fair Value     Amount    Fair Value
                                           --------   -----------   --------   ----------
Long-term payable to affiliate (Note 8)    $  4,345     $  3,571    $  4,573     $  3,714
Long-term debt (Note 5)                     123,418      123,418     114,590      114,590
Interest rate swaps (Note 5)                     --         (586)         --           --

The fair values of the Partnership's financial instruments, except for long-term payable to affiliate and long term debt, approximate their carrying values due to the short-term nature of such financial instruments.

The fair values of long-term payable to affiliate and long-term debt are determined using estimated rates for similar notes, based on anticipated repayment dates.

The fair value of interest rate swaps is the estimated amount that the Partnership would pay to terminate the swap agreements at December 31, 1996, taking into account current interest rates and the current credit worthiness of the swap counterparties.

11.  SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data are as follows (in thousands, except per Unit amounts, room and occupancy statistics):

1996                                                             QUARTER ENDED
- ----                                     -------------------------------------------------------
                                           MARCH 31,    JUNE 30,    SEPTEMBER 30,     DECEMBER 31,
                                           ---------    --------    -------------    -------------
Partnership revenues                         $ 7,900     $11,777       $12,088           $ 9,138
Operating income                               3,591       4,285         5,615             2,969
Net income (loss)                                646       1,076         2,424              (109)
Net income (loss) per Unit                      0.15        0.26          0.57             (0.02)

Gross revenues of the Hotels                  24,868      29,405        29,696            26,858

Cash flow available for distribution and
 incentive management fees                     2,225       4,996         5,481             2,732
Cash flow available for distribution and
 incentive management fees per Unit             0.53        1.18          1.29              0.65

Average Units outstanding                      4,134       4,134         4,134             4,134

Occupancy percentage                            65.7%       77.9%         81.9%             67.0%
Average room rate                            $ 76.22     $ 82.71       $ 82.78           $ 78.09

1995                                                                QUARTER ENDED
------                                     --------------------------------------------------------
                                           MARCH 31,    JUNE 30,    SEPTEMBER 30,      DECEMBER 31,
                                           ---------    --------    -------------     -------------
Partnership revenues                         $ 7,730     $11,222        $11,486          $ 8,704
Operating income                               3,006       4,417          5,560            3,116
Net income (loss)                                230       1,555          2,741               (9)
Net income (loss) per Unit                      0.05        0.37           0.65               --

Gross revenues of the Hotels                  23,638      28,430         28,234           25,527

Cash flow available for distribution and
 incentive management fees                     1,921       5,289          5,610            3,302
Cash flow available for distribution and
 incentive management fees per Unit             0.45        1.25           1.33             0.78

Average Units outstanding                      4,134       4,134          4,134            4,134

Occupancy percentage                            66.9%       80.9%          81.7%            64.7%
Average room rate                            $ 72.50     $ 75.87        $ 77.13          $ 72.83